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                                                                      EXHIBIT 8

MONDAY APRIL 27, 11:00 A.M. EASTERN TIME

COMPANY PRESS RELEASE

SOURCE: Tracor, Inc.

GEC COMMENCES TENDER OFFER FOR TRACOR SHARES

LONDON and AUSTIN, Texas, April 27/PRNewswire/--On April 21, 1998, The General Electric Company, p.l.c. (GEC) announced a GEC subsidiary in the United States had entered into definitive merger agreement with Tracor, Inc. (Nasdaq: TTRR - news).

That subsidiary has today commenced a tender offer at $40 in cash per share for all of the shares of Tracor. The initial expiration date for the tender offer is May 22, 1998.

Morgan Stanley & Co. Incorporated is the Dealer Manager, and Georgeson & Company is the Information Agent for the tender offer.

The General Electric Company, p.l.c. is not affiliated with the similarly named company which is based in the United States.

Tracor, Inc., based in Austin, Texas, is the 15th largest defense company in the United States with 1997 sales of more than $1.2 billion. The company provides leading-edge technology to government and commercial customers worldwide in the areas of information systems, aerospace, and systems engineering. As one of America's fastest growing defense companies, Tracor employs more than 10,700 people at approximately 150 locations. For more information, please visit Tracor's web site at www.tracor.com.

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